Exhibit 18

June 19, 2007

Toys “R” Us, Inc.

One Geoffrey Way

Wayne, New Jersey 07470

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended May 5, 2007, of the facts relating to the change from valuing inventory at the lower of FIFO (first-in, first-out) cost or market value as determined by the retail inventory method to valuing inventory at the lower of cost or market using a weighted average cost method for foreign subsidiaries other than Toys “R” Us Japan, which already utilizes the weighted average cost method. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 3, 2007. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 3, 2007.

Yours truly,

/s/ Deloitte & Touche LLP

New York, New York